Exhibit 99.5

APIF GUARANTEE

STRICTLY CONFIDENTIAL

June 11, 2009

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer	7188501 Canada Inc. 5985 McLaughlin Road Mississauga, ON L5R 1B8 Attention: Lawrence Davis, Chief Financial Officer

Algonquin Power Management Inc. 2845 Bristol Circle Oakville, ON L6H 7H7 Attention: Ian Robertson, Director

Dear Sirs:

We refer to the expense reimbursement agreement dated the date hereof (the “Expense Reimbursement Agreement”) by and between Hydrogenics Corporation (“HCo”), 7188501 Canada Inc. (“New Hydrogenics”) and Algonquin Power Management Inc. (“APMI”) and the APMI guarantee dated the date hereof in respect of the support agreement dated the date hereof by and between HCo, New Hydrogenics and the Board of Trustees (the “Board of Trustees”) of Algonquin Power Income Fund (“APIF”) (the “APMI Guarantee” and together with the Expense Reimbursement Agreement, the “Guaranteed Agreements”) .  Capitalized terms utilized but not defined herein shall take the same meanings ascribed thereto in the Expense Reimbursement Agreement.

In consideration of HCo and the Board of Trustees pursuing the completion of the Transaction, this letter agreement sets out the terms and conditions upon which we will guarantee the obligations of APMI under the Guaranteed Agreements.

1.1                                 Representations and Warranties by APIF.

We represent and warrant to HCo and New Hydrogenics as follows and acknowledge that HCo and Hydrogenics are relying upon such representations and warranties in connection with the Transaction:

(a)                                  Existence.  We are duly organized and validly existing as an unincorporated open-ended trust under the laws of Ontario.

(b)                                 Power of APIF and Due Authorization.  We have the requisite power and capacity to guarantee the obligations of APMI and to enter into and perform our obligations under this letter agreement.  This letter agreement has been duly authorized, executed and delivered by us and is a valid and binding obligation of us enforceable in accordance with its terms, except that:

(i)                                   such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, affecting the enforcement of creditors’ rights; and

(ii)                                the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

1.2                                 Guarantee.

We unconditionally and irrevocably guarantee to and covenant with HCo and New Hydrogenics that APMI will duly perform and observe each and every covenant and agreement in the Guaranteed Agreements on the part of APMI to be performed and observed, at the times and in the manner specified in the Guaranteed Agreements.  If any default is made by APMI in the performance or observance of any of the covenants or agreements which pursuant to the Guaranteed Agreements are to be performed or observed by APMI, we will perform or cause to be performed such covenant or agreement immediately upon notice from HCo and/or New Hydrogenics to us specifying in summary form the default.  If APMI makes default as aforesaid, and if we fail forthwith to make good such default, then each of HCo and New Hydrogenics may in its discretion proceed in the enforcement of the rights given hereby by any remedy provided by law whether by legal proceedings or otherwise to enforce the performance of our obligations under the Guaranteed Agreements.  Without limiting the generality of the foregoing provisions, each of HCo and New Hydrogenics may proceed to enforce such rights, or from time to time any thereof, prior to, contemporaneously with or after any enforcement against APMI, or without any enforcement against APMI.

We acknowledge and agree that this guarantee shall continue in full force and effect and our liability hereunder shall not be affected by:

(a)                                  any extension, modification or waiver of the time for or manner of APMI’s performance, observance or compliance with any covenants or agreements in the Guaranteed Agreements, in whole or in part; or

(b)                                 any other event or circumstance which would at law or in equity give rise to a release or discharge, in whole or in part, of our obligations as a guarantor of APMI hereunder;

notwithstanding that there is no notice to or consent of us.

Each of HCo and New Hydrogenics shall be entitled to pursue its rights and remedies under this guarantee and shall be entitled to payment and performance hereunder, notwithstanding any action taken or omitted to be taken by HCo or New Hydrogenics to enforce any of its rights or remedies hereunder, notwithstanding any defect in the authorization or execution of the Guaranteed

Agreements by APMI or other bar to the enforceability of the Guaranteed Agreements, in whole or in part, at law or in equity, and notwithstanding any amalgamation, merger, reorganization, sale of assets, or other corporate change by APMI or the insolvency, bankruptcy or termination of the corporate existence of APMI at any time while this guarantee is in force.

We shall not be or claim to be subrogated, in whole or in part, to the rights of HCo or New Hydrogenics against APMI hereunder or otherwise until HCo and New Hydrogenics shall have received in full all amounts due to them hereunder, but except as set out in this letter agreement, nothing contained herein shall limit our rights at law and in equity to subrogation as a guarantor.

1.3                                 General.

(a)                                  The Guaranteed Agreements and this letter agreement are to be read and understood as an integrated document and, as such, each provision set forth herein shall be deemed incorporated by reference into the Guaranteed Agreements as if it were contained therein.

(b)                                 This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c)                                  No party shall assign this agreement without the prior written consent of the other parties. This letter agreement shall enure to the benefit of the parties hereto and their successors and assigns.

Yours truly,

ALGONQUIN POWER INCOME FUND, by its manager, ALGONQUIN POWER MANAGEMENT INC.

	By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Director

Accepted and agreed as of this 11th day of June, 2009.

HYDROGENICS CORPORATION

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer

7188501 CANADA INC.

	By:	/s/ Lawrence Davis
	Name:	Lawrence Davis
	Title:	Chief Financial Officer

ALGONQUIN POWER MANAGEMENT INC.

	By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Director